

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 1, 2017

Wang Huang
Chief Executive Officer
Huami Corporation
Building H8, No. 2800, Chuangxin Road
Hefei, 230088
People's Republic of China

     Re: Huami Corporation
            Draft Registration Statement on Form F-1
            Submitted November 6, 2017
            CIK No. 0001720446

Dear Mr. Huang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose that your directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of voting power to be held by affiliates following the offering.

2.   Xiaomi Wearable Products contributed 97.1% and 92.1% of your revenues for December 31, 2015 and 2016, respectively. Please include a discussion of your substantial dependence on Xiaomi.

Summary Consolidated Financial and Operating Data

Non-GAAP Measures, page 11

3.   Please explain why there is no impact on income taxes for the share-based compensation adjustments.

Risk Factors

Risks Related to Our Business, page 12

4.   Please add a risk factor disclosing any potential conflicts of interest that may arise from Mr. Liu's relationship with Xiaomi. In this regard, you state that Mr. Liu is one of the founders and a vice president of Xiaomi. Please disclose whether you have policies in place regarding the manner in which your management will resolve any conflicts of interest.

Xiaomi is our most important customer…, page 12

5.   Please provide examples of better terms and services that would enable Xiaomi to engage other companies to develop similar or competing products.

6.   Please disclose that Xiaomi is the beneficial owner of 19.3% of your ordinary shares.

7.   Please clarify whether Xiaomi retains the rights to develop competing products on its own under the strategic cooperation agreement.

8.   Please briefly describe the material termination provisions in the strategic cooperation agreement.

Our future success depends on our ability…, page 14

9.   Please disclose the percentage of your revenue attributable to your Amazfit brand for the fiscal year ended December 31, 2016.

Risks Related to our ADSs and This Offering, page 36

10.   Please add a risk factor that discusses the concentration of ownership among your directors, officers and principal shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 60

11.   Please expand your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you, and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 5.D. of Form 20-F and SEC Release No. 33-8350. For example, consider discussing the trends and uncertainties associated with sustaining margins for increasingly complex and sophisticated wearable technology and your substantial dependence upon Xiaomi.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues, page 66

12.   You disclose that Xiaomi Wearable Products segment revenues increased by 64.7% primarily due to the 22% increase in units shipped. Given the significant increase in revenue compared to the increase in units shipped, it would appear additional factors have impacted this increase. Please revise to address any additional factors including whether pricing impacted the increase. For example, consider disclosing the average price per unit per year to further explain the increase in revenue. Refer to the guidance in Section III.B.1 of SEC Release 33-8350.

Gross Profit, page 66

13.   Please revise to provide a more detailed discussion of the factors contributing to the significant increase in gross margins for Xiaomi Wearable Products. Also, please revise to explain how Mi Band products impacted the increase.

14.   Revise to explain why an increase in volume of your self-branded products resulted in an increase in gross margins. Also, revise to explain whether you anticipate that the increase in volume will continue to result in improved gross margins.

Liquidity and Capital Resources

Cash flows and working capital, page 68

15.   Revise your disclosures regarding cash on hand to disaggregate by currency.

16.   Please revise here and on page F-41 to explain why no profit appropriation to the reserve funds was made for the year ended December 31, 2016. We refer you to Part I, Item 5. B.1.b. of Form 20-F and Rule 4-08(e) of Regulation S-X.

Critical Accounting Policies

Fair Value of Ordinary Shares, page 75

17.   Please provide us with a breakdown of all share options granted to date in fiscal year 2017 and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Business

Our Mobile Apps, page 90

18.   For context, please disclose the number of registered users and Mobile App MAUs for the periods ended December 31, 2016 and 2017.

19.   Please clarify whether you generate revenue from your mobile apps.

Intellectual Property, page 96

20.   We note your risk factor disclosure on page 16 of the trademark jointly-owned with Xiaomi Corporation, whose title is in the process of being transferred to the Company pursuant to an agreement. Please file this agreement as an exhibit to your registration statement or advise. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-9

21.   Revise the disclosure on page F-13 to disclose the intercompany payable to Shunyuan Kaihua.

Note 2. Significant Accounting Policies

Revenue recognition, page F-18

22.   Expand your revenue recognition policy to identify any differences in the recognition of revenue related to your own Amazfit product.

23.   Disclose how shipping and handling fees billed to customers are presented in the financial statements. Refer to ASC 605-45-50-2.

Recent accounting pronouncements not yet adopted, page F-24

24.   You disclose that you expect to adopt ASU 2014-09 as of January 1, 2017, whereas this pronouncement is effective for fiscal years beginning after December 15, 2017. Please clarify if you plan to early adopt ASU 2014-09.

Note 15. Mainland China Contribution Plan, page F-40

25.   Please clarify why your provisions for the employee benefit plans that are required by Chinese labor regulations were zero for the years ended December 31, 2016 and 2015.

Note 21. Subsequent events, page F-43

26.   Revise to specify the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1.

General

27.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

28.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP